UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

Waiver under Purchase Agreement.

On November 8, 2024, Lion Group Holdings Ltd. (the “Company”) entered into a Share Purchase Agreement (“Purchase Agreement”) with Amazon Capital Holding Limited (the “Purchaser”). Pursuant to the Purchase Agreement, the Purchaser shall purchase from the Company within six months from the date of the Purchase Agreement (the “First Closing”), the Company’s Class A ordinary shares for an aggregate purchase price of US$5,000,000. The per share purchase price shall be equal to 80% of the average market price of the Company’s ordinary shares, calculated by reference to the average closing price of the Company’s American Depositary Shares (“ADSs”) with applicable ADS ratio over the 20 consecutive trading days immediately preceding the Company’s receipt of the aggregate purchase price of US$5,000,000.

As of the date of this Report, the Company has received US$2,650,000 in purchase price from the Purchaser under the Purchase Agreement (“Current Purchase Amount”).

On January 15, 2026, the Company entered into a Waiver with the Purchaser to waive the Purchaser’s aggregate purchase price of US$5,000,000 for the First Closing, and instead shall close the First Closing with the Current Purchase Amount at unit purchase price of $0.0000665 per Class A ordinary share or $2.1624 per ADS.

The offer and sale to the Purchaser under the Purchase Agreement, as well as the Class A ordinary shares or ADSs of the Company issuable upon the First Closing or any other closings stipulated under the Purchase Agreement, will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption or exclusion from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions with the Purchaser to be made under the Purchase Agreement.

The foregoing descriptions of the Waiver are not complete and are qualified in their entirety by reference to the full text of the Waiver, a copy of which is filed as Exhibit 10.1, hereto and are incorporated herein by reference.

Exhibit	Description
10.1	Waiver dated January 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2026

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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